82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

March 5, 2003

03007215

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 MAR -5 AM 7:21

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw
3/7

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On February 24, 2003, Rexel, a subsidiary of the Company, issued a press release announcing its acquisition of two Austrian companies, Ermann and Highspeed Cabling. A copy of the English-language version of this press release is attached as Appendix A to this letter.

2. On February 26, 2003, the Company issued a press release announcing the completion of the sale of Finaref to Credit Agricole. A copy of the English-language version of this press release is attached as Appendix B to this letter.

3. On March 4, 2003, Rexel issued a press release announcing its 2002 results. A copy of the English-language version of this press release is attached as Appendix C to this letter.

4. On March 5, 2003, the Company issued a press release announcing its 2002 results. A copy of the English-language version of this press release is attached as Appendix D to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

Release 2003

02.24.03

Rexel strengthens its position in Austria

Rexel is the leading distributor of electrical parts and supplies in Austria, with a network comprising three companies: Schäcke, Regro and Schrack. Today, the Group has reinforced its territorial coverage and business position through the take over of two new Austrian companies: Ermann, which will be annexed to Schäcke, and HighSpeed Cabling, which will be merged with Schrack.

Given that its gross margin ratio is greater than the group's average and that its levels of growth exceed the market rate, Austria represents one of the most dynamic and buoyant countries for the Group. These two acquisitions are in keeping with a strategy promoting external growth in countries where the Group is already operating. Ermann and HighSpeed Clabing will reinforce Rexel's market shares significantly in the high-potential areas in which it is not very active, and also allow it to take immediate advantage of significant leverage.

Ermann, a family-run company, is a highly renowned general goods distributor that recorded sales of 11.5 million in 2002 and which has a workforce more than 54-strong. The range of products distributed by Ermann (lighting, installation equipment, ducting and cables, etc.) will add weight to Schäcke's range of business proposals. It is mainly active in the south of Austria (Carinthia), thereby helping to establish the Group in a high-potential area in which it had kept a relatively low profile.

HighSpeed Cabling is one of the leading distributors of connectivity products in Austria, and is also specialized in the design and engineering of datacom solutions. In 2002 it generated sales of 11.6 million, supported by a workforce of 47 staff. Schrack, a distributor of electrical parts and supplies, which for the past two years has included connectivity products, has already been successfully subcontracting HighSpeed Cabling's expertise to major industrial and tertiary projects (hotels, tunnels, offices, etc.). Their strategic merger will enable the group to propose a comprehensive range of services, from product offers to the implementation of technological solutions, all in a buoyant market segment.

REXEL, a subsidiary of Pinault-Printemps-Redoute, is the

world's leading distributor of electrical parts and supplies. With a network of more than 1 800 sales outlets in 32 countries, the Group employs more than 23 000 staff and generated sales of 7 400 billion in 2002. With almost 600 staff and a network of 19 sales outlets, in 2002 Rexel Austria recorded sales of 213.4 million via three companies: Schäcke, acquired in 1995, Regro in 1997 and Schrack in 2002. It is also active in Eastern Europe.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, 26 February 2003

PRESSE RELEASE

COMPLETION OF THE SALE OF FINAREF TO CREDIT AGRICOLE

Further to the recent approval of the regulatory bodies, the PPR Group made an announcement stating that it completed on 26 February 2003 the sale of 61 % of Finaref and the businesses of its Credit and Financial Services Division in Scandinavia, for a total amount of 1.54 billion euros.

PPR will sell a further 29 % of Finaref for over 740 million euros in the first quarter of 2004.

The various transactions associated with the disposal of Finaref and Facet, sold to Cetelem in December 2002, were completed on the basis of a valuation in excess of 3.6 billion euros for 100 % of the businesses.

The PPR Group will retain a 10% stake in Facet and Finaref as well as control over the Conforama, Fnac, Printemps and Redcats client data bases, under long term partnership agreements.

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors sites:	www.pprfinance.com	

Appendix C

Release 2003

03.04.03

REXEL PERFORMANCE IN 2002: A TOUGH YEAR, ADJUSTMENT MEASURES IMPLEMENTED

On February 28, 2003, the Rexel Board of Directors, chaired by Jean-Charles Pauze, approved the Rexel Group consolidated and parent company accounts for 2002.

Consolidated results in € millions	2002	2001
Sales	7,374.4	7,958.3
Gross margin as % of sales	24.6 %	24.5 %
Operating income	292.0	400.1
as a % of sales	*4;0 %*	*5,0 %*
Non-recurring income (expenses)	(162,7)	(11,4)
Net income before goodwill amortization	4.0	215.7
Net income (loss) attributable to the group	(31,2)	179.5

The main development in 2002 was the 3rd-quarter installation of a new management team, followed by the announcement of a restructuring and reorganization plan resulting in a non-recurring charge of 163 million.

IMPROVED GROSS MARGIN IN A PARTICULARLY DIFFICULT MARKET ENVIRONMENT

On a comparable structural, exchange rate, and day-year basis, REXEL sales for 2002 were 5.0% below the 2001 figure. In North America, which accounts for 39% of the Group's activity, sales declined by 7.8%. Outside North America, the decline was 3.2%. A lower level of industrial and non-residential construction investments in most of REXEL's serving areas was the main factor behind this reduced activity. Exchange rate fluctuations had a further 2.5% negative impact on sales, while changes in group structure had a positive impact of 0.2%. On an actual exchange rate and structural basis, sales declined by 7.3%.

Gross margin improved from 24.5% of sales in 2001 to 24.6% in 2002, illustrating the Group's capacity to resist in a difficult market climate. This improvement was implemented in its main geographic areas (North America, Europe, and Oceania).

RAPID IMPLEMENTATION OF RESTRUCTURING MEASURES

Operating income was 4.0% of sales in 2002. Operating expenses were down 1.7% and personnel expenses were reduced by 2.7% from the 2001 figures. With the acceleration of a restructuring plan announced on October 30, 2002, the Group's work force was trimmed by 1,300 employees throughout the network.

The Group had net financial expenses of 97.6 million for 2002, compared with net financial expenses of 107.4 million in 2001. This reduction was due mainly to the Group's lower average financing rate for 2002, 4.2%, versus the 5.1% average for 2001.

Income from ordinary activities for 2002 was 194.4 million.

Net non-recurring expenses for 2002 were 162.7 million, mainly reflecting restructuring costs, 96 million, along with 59 million for non-recurring depreciation of assets, principally logistics and data processing systems.

Net income before goodwill amortization, which includes the non-recurring expenses listed above, was 4 million. After goodwill amortization, the group recorded a net loss of 31.2 million.

Stockholders' equity decreased by 319 million due to negative foreign exchange translation differences, mainly related to the euro's appreciation against the U.S. dollar (151 million), dividends paid for 2001 (105 million), cancellation of Rexel treasury stock (32 million), and the 2002 net loss attributable to the group (31 million).

Group financial debt in 2002 was down by 119 million, half of which resulted from an improvement in operating working capital requirements.

DIVIDEND MAINTAINED

The Board of Directors will recommend that the Annual General Meeting, to be held in Paris on Wednesday, May 14, 2003, approve a dividend per share of 0.95, plus a tax credit of 0.08, i.e. a total dividend of 1.03.

2003 OUTLOOK

Adjustment measures will continue to be implemented in 2003 based on the schedule established in October 2002.

Their completion will enable the group to improve its operating profit.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,800 sales outlets in 32 countries and 23,200 employees.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix D

PINAULT
PRINTEMPS-REDOUTE

Paris, March 5, 2003

PRESS RELEASE

2002 RESULTS

Good resilience of sales and operating income
Financial structure significantly improved
Strategic shift initiated under excellent terms

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Mrs. Patricia Barbizet, met on March 4, 2003 to review the Group's audited financial statements for the year ended December 31, 2002, as approved by the Management Board.

en millions d'euros	**2002**	**2001**	**Change**
Sales	27,375.4	27,798.5	-1.5%
Gross margin	10,589.8	10,627.7	-0.4%
% of sales	*38.7%*	*38.2%*	
Operating income	1,826.9	1,978.3	-7.7%
Operating margin	*6,7%*	*7,1%*	
Income from ordinary activities before taxes	1,412.3	1,560.5	-9.5%
Net income Group share before amortisation of goodwill	1,813.1	890.6	+103.6%
Net income Group share after amortisation of goodwill	1,589.2	752.7	+111.1%
Net earnings per share excluding non-recurring items and goodwill (euros)	6.66	7.66	-13.1%
Net earnings per share after non-recurring items and amortisation of goodwill (euros)	13.04	6.32	+106.3%
Dividend (euros)	2.30 *	2.30	-
	31/12/2002	**31/12/2001**	
Consolidated shareholders' equity (1)	9,187.3	8,560.0	+7.3%
Net financial debt	4,948.8	6,418.8	-22.9%
(1) of which : Shareholders' equity Group share	*6,468.7*	*5,692.1*	+13.6%

* *Subject to approval by the Annual General Meeting on May 22, 2003.*

In his comments on the Group's 2002 performance, Serge Weinberg, Chairman of the Management Board and CEO, noted: "*Though 2002 was a difficult year for the global economy, we managed to maintain our activity in line with the prior year level, on a comparable basis. Furthermore, sales growth in the second half of the year clearly reflected more positive trends.*

We limited the impact of the business slowdown on our operating performance in actual terms, while at the same time continuing to invest heavily in our Retail and Luxury Goods operations.

Having disposed of the Guilbert mail order business and the Credit and Financial Services division on very favourable terms, we strengthened our financial structure. We lowered our debt-to-equity ratio from 75% at 2001 year end to 53.9% on December 31, 2002.

The most important development of 2002 was the launch of a major strategic shift aimed at transforming Pinault-Printemps-Redoute into a retail and luxury goods distribution group, focused on individual customers and their needs in terms of well-being and lifestyle. Most of this shift should be completed by late 2004. Its main objective is to enter a new phase in our quest for growth and profitability. The Group will thus deliver much stronger long-term organic growth and will structurally improve its return on capital employed."

Sales show good resilience

Pinault-Printemps-Redoute consolidated sales totalled € 27,375.4 million in 2002, down 1.5% from 2001. At comparable structure, exchange rates and number of days, Group sales dropped by 0.5%. This virtually unchanged performance reflects factors such as a slowdown in business in North America, chiefly due to lower business investment in the US. Excluding North America, sales rose by 0.9% at comparable structure and exchange rate, reflecting the solid commercial performance by Group companies in a difficult economic climate. This positive commercial performance yielded market share gains in virtually all product categories.

External growth operations had a positive net impact of €116.1 million on sales, mainly due to the acquisition of Madelios in January 2002 in the Retail division, and to the full-year effect of acquisitions completed by Rexel and Guilbert in 2001 and by CFAO in 2002. Sales also reflected the negative effects of the disposal of the Guilbert mail order business on October 18, 2002 (Business-to-Business division). In the Luxury Goods division, sales also reflected the full-year consolidation of the acquisitions completed in 2001 (Balenciaga, Bottega Veneta, Bédat & Co, Di Modolo).

In the fourth quarter of 2002, sales recorded a strong rebound, with a 1.7% increase at comparable structure, exchange rates and number of days, versus a 1.7% decline in the first quarter of 2002. This turnaround was evident in three of the Group's Divisions, especially in Retail and Luxury Goods, which posted increases in fourth quarter sales of 3.5% and 3.8%, respectively.

Improvement in gross margin and profitability of Retail division

The Group's gross margin totalled €10,589.8 million, a slight 0.4% decline in actual terms, compared with a 1.5% drop in sales. The 0.5 point increase in gross margin as a percentage of sales reflects the companies' sound competitive positions and improvements in the Group's purchasing strategy, owing mainly to more widespread implementation of the Group-wide systems introduced two years ago.

The impact of lower sales on operating income was contained by the Group's positive performance in terms of gross margin coupled with cost-containment measures. Including the negative effects of exchange rates and structural changes as well as higher development costs in Luxury Goods, operating income amounted to €1,826.9 million, down 7.7%. Excluding these items, operating income dropped by only 2.8%. Development costs reflect the Group's investment in its brands, in Retail and especially in Luxury Goods, with 25 store openings in the Retail division and 58 in Luxury Goods. In 2002, developments accounted for an additional €805 million in sales by the Retail and Luxury Goods divisions while negatively impacting both divisions' operating income by €179 million.

The operating performance of the Retail division improved significantly in the second half of the year, with an 8.9% increase in operating income in the second half, compared with a 5.6% decline in the first half of 2002.

Net income boosted by realised capital gains

The Group's net interest expense amounted to €414.6 million, down 0.8% from 2001. Excluding Gucci Group's net available cash, interest expense fell 12.3%, due to falling interest rates.

The Group posted net non-recurring income of €1,278 million, compared with net non-recurring expense of €33 million in 2001. Non-recurring income includes items such as capital gains from the sale of the Credit and Financial Services division and the Guilbert Mail Order business, for a total of € 1,840.7 million. It also reflects restructuring costs of €230.9 million (including Rexel) and the writedown of Pinault-Printemps-Redoute treasury stock for €179.2 million.

Before amortisation of goodwill, net income Group share was €1,813.1 million in 2002, up 103.6% over 2001. After amortisation of goodwill, net income Group share amounted to €1,589.2 million in 2002, a sharp 111.1% rise over 2001.

Major improvement in financial structure

At December 31, 2002, the Group's financial structure had improved significantly, with a debt-to-equity ratio of 53.9%, versus 75% at December 31, 2001. The Group's net financial debt fell sharply to €4,948.8 million. The improvement reported on December 31, 2002 is due primarily to the two major disposals completed in the second half of 2002.

Net cash from operating activities amounted to €1,383.6 million, down 16.5% from 2001, owing to lower cash flow.

Operating investments net of disposals stood at €672.4 million in 2002. Regarding gross operating investments, the main items were as follows: innovation and store openings accounted for €323.1 million versus €269.2 million in 2001; logistics and IT investments represented €210.6 million and refurbishment and renovation accounted for € 168.6 million.

Net financial divestment amounted to €3,075.8 million from disposals of the Guilbert Mail Order business and the major portion of the Credit and Financial Services division. Acquisitions for the period included the purchase of additional shares in Gucci for €125.1 million, raising the Group's stake in Gucci Group's capital to 54.4%, payment of the remainder of Conforama's stake in Emmezeta for €193.4 million, and the buyback of minority interests in Finaref before the disposal of this company.

In the event of a possible acquisition of 100% of Gucci Group's capital in March 2004, the Group has sufficient liquidity to meet its commitments.

2002 highlights

- **Further expansion**: In 2002, the Group continued to expand in Retail and Luxury Goods with 83 new stores opened in France and abroad, including 25 in the Retail division, representing additional selling space of over 45,000 sq.m, and 58 in the Luxury Goods division.

- **New concepts and new brands prove successful:** in 2002, the Group launched several innovative concepts, such as *Fnac Digitale*, designed around digital products, *Histoires de chambres*, the new VertBaudet catalogue of children's home furnishings and clothing, and the *Brylane Kitchen* catalogue in the US. Printemps further demonstrated its commercial strength with the success of its Sportswear division (Citadium and Made in Sport) and of Printemps du Luxe. Lastly, Surcouf expanded outside Paris with two store openings.

- **Restructuring at Rexel**: in October 2002, Jean-Charles Pauze, the new Rexel Chairman and Chief Executive, announced plans to adjust the company's operations to the economic environment by stepping up the pace of cuts in operating expenses, streamlining the supply chain and branches planned in certain countries, and by applying greater selectivity in terms of investments. These measures generated non-recurring charges of €162.7 million in 2002.

- **Major disposals:** in the second half of 2002, the Group completed two major disposals as part of its strategy of refocusing on the individual customer: it sold the Guilbert Mail Order business to Staples Inc. as well as most of its Credit and Financial Services division. Facet, the Conforama store card business, was sold to BNP Paribas. Finaref (with the exception of Facet) will be sold in two instalments (61% in December 2002 and 29% in the first quarter of 2004) to Crédit Agricole SA. The Group will retain a 10% stake in Facet and Finaref along with control of the client databases and marketing plans.

Subsequent events

- On January 2, 2003, Pinault-Printemps-Redoute redeemed the €1.1 billion issue of bonds convertible or exchangeable for new shares (OCEANE) issued in June 1999.

- Pinault-Printemps-Redoute raised its stake in Gucci by 3.8% between January 1, 2003 and January 24, 2003 to 58.2% as of that date. The Group gave CAI Cheuvreux irrevocable discretionary authority to acquire a maximum of three million Gucci shares for the period January 24 to April 4, 2003. At February 28, 2003, it held 59.7% of Gucci.

- Fnac established a joint venture with the Taiwanese-Japanese group Shin Kong Mitsukoshi (SKM), Taiwan's leading department store chain. Under this agreement, four new Fnac stores will be opened by the end of 2003.

- The December 2002 agreements between PPR and Crédit Agricole were finalised on February 26, 2003, with the sale of the first instalment of 61% of the equity capital and voting rights of Finaref and Finaref Nordic.

- As of the end of February, sales of the Retail division were up 7% at comparable structure and exchange rates.

Dividend

At the May 22, 2003 Annual and Extraordinary Shareholders' Meeting, the Management Board will recommend payment of a 2.30 euro-per-share dividend, the same as in 2002. Shareholders will be entitled to dividend tax credit ("avoir fiscal") under the provisions of current regulations. After approval by the Annual and Special Meeting, the dividend will be paid on June 6, 2003.

Parent company statements

The parent company posted 2002 operating income before tax of €805.3 million, versus €52.9 million in 2001. 2002 net income stood at €244.4 million, versus €162 million in 2001.

CONTACTS

Media:	**Juliette Psaume**	**+33 1 44 90 63 02**
Analysts/Investors:	**David Newhouse**	**+33 1 44 90 63 23**
	Alexandre de Brettes	**+33 1 44 90 61 49**
Media website:	**www.pprlive.com**	
Analysts/investors website:	**www.pprfinance.com**	

PINAULT PRINTEMPS-REDOUTE

2002 CONSOLIDATED FINANCIAL STATEMENTS

Summary *page*

CONSOLIDATED INCOME STATEMENT

For the years ended December 31, 2002, 2001 et 2000

(In million of euros)	2002	2001	2000
Net sales	**27 375,4**	**27 798,5**	**24 761,2**
Cost of sales	(16 785,6)	(17 170,8)	(15 173,8)
Gross margin	**10 589,8**	**10 627,7**	**9 587,4**
Payroll expenses	(3 863,5)	(3 754,1)	(3 351,3)
Other operating income and expenses	(4 444,5)	(4 456,8)	(3 950,1)
EBITDA	**2 281,8**	**2 416,8**	**2 286,0**
Depreciation and amortisation	(454,9)	(438,5)	(398,8)
Operating income	**1 826,9**	**1 978,3**	**1 887,2**
Net financial expenses	**(414,6)**	**(417,8)**	**(262,4)**
Income from ordinary activities before taxes	**1 412,3**	**1 560,5**	**1 624,8**
Non recurring items	1 278,0	(33,0)	(27,0)
Income taxes	(705,7)	(291,7)	(359,3)
Net income of consolidated companies	**1 984,6**	**1 235,8**	**1 238,5**
Share in earnings of equity affiliates	(5,8)	6,6	6,3
Amortisation of goodwill	(234,3)	(149,0)	(118,6)
Net income before minority interests	**1 744,5**	**1 093,4**	**1 126,2**
Minority interests	155,3	340,7	359,2
Attributable net income (1)	**1 589,2**	**752,7**	**767,0**
Earnings per share (in euros)	13,04	6,32	6,46
Fully diluted earnings per share (in euros)	12,58	6,21	6,37

(1) Before net non-recurring items, attributable net income and earnings per share are as follows:

Attributable net income	672,2	774,0	783,0
Earnings per share (in euros)	5,52	6,50	6,60
Fully diluted earnings per share (in euros)	5,37	6,38	6,50

CONSOLIDATED BALANCE SHEET

As at December, 31 2002, 2001 et 2000

ASSETS

(in million of euros)	**2002**	**2001**	**2000**
Fixed assets			
Goodwill	4 216,1	5 291,9	4 411,7
Other intangible assets	6 639,3	6 496,1	5 212,4
Property, plant and equipment	2 774,0	2 669,7	2 308,1
Long-term investments			
Investments in equity affiliates	207,3	76,6	36,9
Non consolidated investments	128,7	151,9	257,6
Other investments (1)	223,5	453,5	336,6
	559,5	682,0	631,1
Total fixed assets	**14 188,9**	**15 139,7**	**12 563,3**
Current assets			
Inventories and work-in-progress	3 743,3	3 822,6	3 659,5
Operating receivables (2)	3 514,8	3 778,8	3 938,5
Customer loans (2)	469,5	5 440,1	5 413,3
Non-operating receivables (2)	1 093,6	1 088,8	915,3
Short term receivables on disvestments	1 857,4	0,0	0,0
Marketable securities	3 606,5	3 955,4	3 842,5
Cash	1 549,6	1 753,8	1 377,1
Total current assets	**15 834,7**	**19 839,5**	**19 146,2**
Total assets	**30 023,6**	**34 979,2**	**31 709,5**
(1) including due within less than one year :	68,1	276,3	211,3
(2) Including due after more than one year :	313,3	2 053,9	2 002,0

CONSOLIDATED BALANCE SHEET

As at December 31, 2002, 2001 et 2000

Liabilities and shareholders'equity

(in million of euros)	**2002**	**2001**	**2000**
Shareholder's equity			
Share capital	489,6	489,6	362,2
Additional paid-in capital	1 787,9	1 787,9	1 299,8
Cumulative translation adjustements	577,6	838,3	504,6
Consolidated reserves	2 024,4	1 823,6	1 424,3
Attributable net income for the year	1 589,2	752,7	767,0
Shareholder's equity – Group share	**6 468,7**	**5 692,1**	**4 357,9**
Minority interests	2 718,6	2 867,9	3 021,5
Consolidated shareholder's equity	**9 187,3**	**8 560,0**	**7 379,4**
Reserves for contingencies			
Retirement and related commitments (1)	191,0	149,4	148,8
Other contingencies (1)	427,1	660,4	659,3
	618,1	809,8	808,1
Liabilities			
Net borrowings excluding customer loans (2)	11 962,3	12 128,0	10 706,8
Financing of customer loans (2)	469,5	5 421,7	5 245,2
	12 431,8	17 549,7	15 952,0
Operating payables (3)	6 557,6	6 607,3	6 190,4
Customer deposits (3)	0,0	18,4	168,1
Non-operating payables (3)	1 228,8	1 434,0	1 211,5
	20 218,2	25 609,4	23 522,0
Total liabilities and shareholders' equity	**30 023,6**	**34 979,2**	**31 709,5**
(1) Including due within less than one year :	306,9	344,2	243,6
(2) Including due within less than one year :	4 886,5	8 947,9	8 345,2
(3) Including due after more than one year :	231,6	139,0	275,0

CONSOLIDATED CASH FLOW STATEMENT

For the years ended December 31, 2002, 2001 et 2000

(in million of euros)	**2002**	**2001**	**2000**
Net income of consolidated companies	1 984,6	1 235,8	1 238,5
Dividends received from equity affiliates	4,1	6,6	3,8
Other non cash movements	(702,0)	205,5	253,5
Net cash from operating activities before changes in working capital	**1 286,7**	**1 447,9**	**1 495,8**
Changes in working capital	216,3	360,9	(173,6)
Changes in customer loans	(119,4)	(151,5)	(304,7)
Net cash from operating activities	**1 383,6**	**1 657,3**	**1 017,5**
Acquisitions of tangible and intangible assets	(868,1)	(872,7)	(731,9)
Disposals of tangible and intangible assets	195,7	265,9	81,4
Net operating investments	**(672,4)**	**(606,8)**	**(650,5)**
Net financial investments	2 516,7	(1 818,7)	(2 972,6)
Net cash used by investing activities	**1 844,3**	**(2 425,5)**	**(3 623,1)**
Changes in borrowings	(1 072,6)	1 226,4	2 716,6
Capital increase	1,7	503,3	185,4
Dividends paid by Pinault-Printemps-Redoute, parent company	(278,4)	(254,3)	(209,0)
Dividends paid to minority interests	(99,6)	(393,1)	(68,6)
Net cash from financing activities	**(1 448,9)**	**1 082,3**	**2 624,4**
Impacts of treasury stock	(451,8)	(0,6)	(0,9)
Impact of changes in exchange rates	(22,9)	176,1	264,2
Net increase in cash and cash equivalents (1)	**1 304,3**	**489,6**	**282,1**
Cash and cash equivalents at beginning of the year	**5 709,2**	**5 219,6**	**4 937,5**
Cash and cash equivalents at end of the year (1)	**7 013,5**	**5 709,2**	**5 219,6**

(1) "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on disvestments for Euro1 857,4 millions.

INFORMATION BY DIVISION

(in million of euros)	Retail	Luxury Goods	Business to Business	Credit and Financial Services	Misc.	Eliminations	CONSOLIDATED TOTAL
2002							
Net sales	12 063,0	2 541,7	12 000,2	807,9	21,4	(58,8)	**27 375,4**
Operating income	613,0	308,5	606,8	312,8	(14,2)		**1 826,9**
Operating cash flow	844,2	433,9	711,3	353,2	(11,0)		**2 331,6**
Net operating investments	(184,5)	(388,6)	(106,7)	(14,6)	22,0		**(672,4)**
Operating fixed assets	4 993,9	5 499,8	3 026,4	88,2	41,2	(20,1)	**13 629,4**
Operating working capital	(496,1)	544,8	696,6	7,7	(39,6)	(12,9)	**700,5**
Customer loans net of deposits				469,5			**469,5**
Average number of employees	51 092	10 459	45 155	1 508	209		**108 423**
2001							
Net sales	11 953,1	2 541,6	12 519,9	799,8	23,6	(39,5)	**27 798,5**
Operating income	590,5	403,3	712,7	271,2	0,6		**1 978,3**
Operating cash flow	817,2	511,3	792,2	308,2	4,8		**2 433,7**
Net operating investments	(324,0)	(326,6)	(31,2)	(24,2)	99,2		**(606,8)**
Operating fixed assets	5 252,9	5 179,3	3 784,2	218,8	42,9	(20,4)	**14 457,7**
Operating working capital	(411,7)	519,8	947,8	(31,3)	(9,8)	(20,7)	**994,1**
Customer loans net of deposits				5 421,7			**5 421,7**
Average number of employees	50 677	9 482	45 998	1 202	212		**107 571**
2000							
Net sales	10 771,4	2 210,1	11 056,3	741,1	22,0	(39,7)	**24 761,2**
Operating income	562,2	419,4	677,9	240,2	(12,5)		**1 887,2**
Operating cash flow	747,8	484,2	779,9	263,3	(5,1)		**2 270,1**
Net operating investments	(294,9)	(193,2)	(148,5)	(4,3)	(9,6)		**(650,5)**
Operating fixed assets	4 245,0	3 668,2	3 658,8	250,8	130,1	(20,7)	**11 932,2**
Operating working capital	(133,6)	329,7	1 224,6	(20,9)	6,6	1,2	**1 407,6**
Customer loans net of deposits				5 245,2			**5 245,2**
Average number of employees	46 510	7 531	41 867	1 284	202		**97 394**

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries.

(in million of euros)	France	Europe	Americas	Africa	Océania	Asia	CONSOLIDATED TOTAL
2002							
Net sales	12 642,2	6 724,1	5 261,7	1 229,3	614,7	903,4	**27 375,4**
Operating income	856,3	389,8	240,5	91,5	44,4	204,4	**1 826,9**
Operating fixed assets	5 297,3	5 985,7	1 969,6	141,7	144,2	90,9	**13 629,4**
Average number of employees	54 552	26 023	14 458	8 641	2 194	2 555	**108 423**
2001							
Net sales	12 598,6	6 613,2	5 900,3	1 151,4	601,9	933,1	**27 798,5**
Operating income	928,8	433,5	235,8	91,3	35,3	253,6	**1 978,3**
Operating fixed assets	5 894,1	5 791,7	2 369,1	114,4	145,9	142,5	**14 457,7**
Average number of employees	53 340	25 624	16 123	7 863	2 211	2 410	**107 571**
2000							
Net sales	11 751,1	5 563,0	5 085,4	982,2	611,0	768,5	**24 761,2**
Operating income	888,0	374,7	320,8	79,3	40,1	184,3	**1 887,2**
Operating fixed assets	4 742,2	4 201,0	2 401,1	110,7	156,4	320,8	**11 932,2**
Average number of employees	50 378	20 699	14 203	7 825	2 149	2 140	**97 394**